UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. )*

AVI Biopharma, Inc. (Name of Issuer)
Common Stock (Title of Class of Securities)
000002346104 (CUSIP Number)
Calendar Year 2003 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	X	] Rule 13d-1(b)
[	X	] Rule 13d-1(c)
[		] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No. 000002346104

1.	Names of Reporting Persons. Chester L.F. & Jacqueline M. Paulson, as Joint Tenants I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 375,152

	6.	Shared Voting Power 1,279,554

	7.	Sole Dispositive Power 375,152

	8.	Shared Dispositive Power 1,279,554

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,654,706

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 5.27

12.	Type of Reporting Person IN

Chester L.F. & Jacqueline M. Paulson (together the "Paulsons") may be deemed to control Paulson Capital Corp. ("PLCC"), which wholly owns Paulson Investment Company, Inc. ("PICI"). The Paulsons control and are the sole and equal members of the Paulson Family, LLC. ("LLC").
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SCHEDULE 13G
CUSIP No. 000002346104

1.	Names of Reporting Persons. Paulson Capital Corp. I.R.S. Identification Nos. of above persons (entities only). 93-0589534

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ X ]

3.	SEC USE ONLY

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,279,554

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,279,554

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,279,554

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]

11.	Percent of Class Represented by Amount in Row (9) 4.078

12.	Type of Reporting Person BD
Paulson Capital Corp. ("PLCC") wholly owns Paulson Investment Company, Inc. ("PICI"). PLCC is a corporation and PICI is a broker-dealer.
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Item 1.
(a)	Name of Issuer AVI Biopharma, Inc.
(b)	Address of Issuer's Principal Executive Offices One S.W. Columbia Street, Suite 1105 Portland,OR 97258

Item 2.
(a)

Name of Person Filing

This statement is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended: (i) Chester L.F. Paulson and Jacqueline M. Paulson, as joint tenants and each individually (together, the “Paulsons”) who are each 50% members of the Paulson Family, LLC. (“LLC”); and (ii) Paulson Capital Corporation, an Oregon corporation (“PLCC”), which directly wholly owns Paulson Investment Company, Inc., an Oregon corporation (“PICI”). The Paulsons and PLCC are collectively referred to as the “Reporting Persons”. The Reporting Persons schedule 13G Joint Filing Agreement is attached as Exhibit 1.

Information with respect to the Reporting Persons is given solely by such Reporting Persons, and no Reporting Person assumes responsibility for the accuracy or completeness of the information by another Reporting Person, except as otherwise provided in Rule 13d-1(k). By their signature on this statement, each of the Reporting Persons agree that this statement is filed on behalf of such Reporting Persons.

(b)	Address of Principal Business Office or, if none, Residence The Paulsons, PLCC’s, and PICI’s principal business address is: 811 S.W. Naito Parkway, Suite 200 Portland, OR 97204
(c)	Citizenship The Paulsons are citizens of the United States of America, and PLCC and PICI are organized under the laws of the United States of America.
(d)	Title of Class of Securities Common Stock for AVI Biopharma, Inc.
(e)	CUSIP Number 000002346104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ X ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.
(a)

Amount beneficially owned:

         The Paulsons may be deemed to be the beneficial owners of a total of 1,483,361 shares of Issuer Common Stock and 171,345 shares of Issuer Warrants (exercisable into 171,345 shares of Issuer Common Stock). The precise owners of these shares is described more specifically in this paragraph. The Paulsons may be deemed to control Paulson Capital Corp. (“PLCC”), which wholly owns Paulson Investment Company, Inc. (“PICI”). The Paulsons control and are the sole and equal members of the Paulson Family, LLC. (“LLC”). Through the LLC, the Paulson indirectly own 273,001 shares of Issuer Common Stock and 0 shares of Issuer Warrants. The Paulsons collectively own 81,820 shares of Issuer Common Stock and 0 shares of Issuer Warrants. Chester Paulson directly owns 0 shares of Issuer Common Stock and 20,331 shares of Issuer Warrants. Jacqueline Paulson directly owns 0 shares of Issuer Common Stock and Warrants. The Paulsons may be deemed to indirectly own 1,128,540 shares of Issuer Common Stock and 151,014 shares of Issuer Warrants through PICI. PLCC directly owns 0 shares of Issuer Common Stock and Warrants. Pursuant to SEC Rule 13d-4, the Paulsons expressly disclaim beneficial ownership of the 1,128,540 shares of Issuer Common Stock and 151,014 shares of Issuer Warrants of which PICI is record owner.

(b)

Percent of class:

         As of October 31, 2003 the Issuer had 31,205,559 shares of Issuer Common Stock issued and outstanding, as reported in their 10-Q dated November 7, 2003 (the “Issuer Outstanding Shares”). The Paulsons actual and deemed beneficial ownership of Issuer Common Stock represented approximately 5.27% of the Issuer Outstanding Shares. PLCC's indirect beneficial ownership of Issuer Common Stock represented approximately 4.078% of the Issuer Outstanding Shares.

(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote The Paulsons have sole power to vote or direct the vote of 375,152 shares. PLCC has sole power to vote or direct the vote of 0 shares.
	(ii)	Shared power to vote or to direct the vote The Paulsons have shared power to vote or direct the vote of 1,279,554shares. PLCC has shared power to vote or direct the vote of 1,279,554 shares.
(iii)

Sole power to dispose or to direct the disposition of

         The Paulsons have sole power to dispose or direct the disposition of 375,152 shares. PLCC has sole power to dispose or direct the disposition of 0 shares.

(iv)

Shared power to dispose or to direct the disposition of

         The Paulsons have shared power to dispose or direct the disposition of 1,279,554 shares. PLCC has shared power to dispose or direct the disposition of 1,279,554 shares.

Item 5.	Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Instruction: Dissolution of a group requires a response to this item. Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
See Item 4(a)

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group

Item 10.	Certification

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 13, 2004
Chester L.F. Paulson
By:	/s/ Chester L.F. Paulson Chester L.F. Paulson
Title:	individually

Jacqueline M. Paulson
By:	/s/ Jacqueline M. Paulson Jacqueline M. Paulson
Title:	individually

Paulson Capital Corp.
By:	/s/ Chester L.F. Paulson Chester L.F. Paulson
Title:	Chairman

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